[Letterhead of Cadwalader, Wickersham & Taft LLP]
December 23, 2011

Katherine Hsu, Esq.
Office Chief
Division of Corporate Finance
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Registration Statement on Form S-3 (File No. 333-177354) Filed on October 17, 2011

Dear Ms. Hsu:

We are counsel to UBS Commercial Mortgage Securitization Corp. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated November 10, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 1, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked versions.

General

1.
We note that the trust fund may include delinquent mortgage loans in a mortgage asset pool. On page 35 of the base prospectus, we note that you state that “delinquent mortgage loans will constitute less than 20% by dollar volume of the related mortgage pool as of the date of issuance of the related series.” General Instruction I.B.5.(a)(ii) of

Katherine Hsu, Esq.
December 23, 2011

Form S-3 has a delinquent asset limitation requirement that is measured as of a measurement date, which is the designated cutoff date for the transaction, if applicable. See Instructions to Item 1101(c) of Regulation AB. Please revise or explain how you meet the requirements under General Instruction I.B.5.(a)(ii).

The Staff’s requested change has been made.  See page 35 of the Base Prospectus.

2.	Please revise your prospectus supplement to provide bracketed language indicating that you will provide the disclosures required by new Item 1104(e) of Regulation AB, as applicable.

The Staff’s requested change has been made.  See page S-96 of the Prospectus Supplement.

3.
Please revise your prospectus supplement to include bracketed language indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable. The bracketed language should explain that the required review will cover all assets included in the trust funds, which would include, as you note on page 32 of the base prospectus: (1) various types of multifamily or commercial mortgages, (2) passthrough certificates or other mortgage-backed securities that evidence interests in one or more of various commercial mortgage loans, or (3) a combination of mortgage loans and MBS. Risks Related to the Mortgage Loans.

The Staff’s requested change has been made.  See page S-117 of the Prospectus Supplement.

Risks Related to the Mortgage Loans, page S-34

4.
We also note on page S-36 of the prospectus supplement that you have not reunderwritten the mortgage loans and that you have relied on the representations and warranties made by the sponsors, and each sponsor’s obligation to repurchase, substitute, or cure a mortgage loan. Please revise to clarify what you mean by the term “reunderwritten.” Also, it appears that the risk factor should also include disclosure about what review was performed in compliance with Rule 193. Please revise to include such bracketed language.

The Staff’s requested change has been made.  See page S-34 of the Prospectus Supplement, which clarifies that not “reunderwritten” means that the related mortgage loans, after origination, have not been underwritten by the depositor to determine if

Katherine Hsu, Esq.
December 23, 2011

such mortgage loans were originated in accordance with the originator’s related underwriting guidelines.

Risks Related to the Offered Certificates, page S-84

The Limited Nature of Ongoing Information May Make It Difficult for You to Resell Your Certificates, page S-91

5.
Please revise this risk factor in light of the recent changes to Exchange Act Section 15(d), which established ongoing reporting obligations for classes of asset-backed securities. Also refer to new Rule 15d-22(b) of the Exchange Act and SEC Release No. 34-65148 (published on August 17, 2011).

The Staff’s requested changes have been made.  See pages S-89 and S-227 of the Prospectus Supplement.

Description of the Trust Funds, page 32

MBS, page 38

6.
We note that the trust funds will include various MBS. We also note that the prospectus supplement for a series of certificates in MBS will specify certain information described on pages 39 and 40 of the base prospectus. Please revise the base prospectus and the prospectus supplement accordingly to provide updated information relating to the underlying instruments, including bracketed information in the prospectus supplement regarding, for example:

•	the description of the MBS, as required by Item 1111;
•	risk factors relating to the MBS;
•	performance information;
•	static pool information, as applicable;
•	how the MBS were acquired;
•	whether or not any representations and warranties will be made regarding the MBS; and
•	whether and when the underlying securities experienced any trigger events or rating downgrades.

The Staff’s requested change has been.  See page S-139 of the Prospectus Supplement and page 40 of the Base Prospectus.

Katherine Hsu, Esq.
December 23, 2011

7.
We note your bullet point on page 40 of the base prospectus that you will provide information regarding the type of mortgage loan underlying the MBS, and to the extent appropriate under the circumstances, such other information in respect of the underlying mortgage loans described under “–Mortgage Loans–Mortgage Loan Information in Prospectus Supplement.” Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. All information on the loans required by Regulation AB should be provided in the prospectus supplement unless Rule 409 is available. Accordingly, the phrase “to the extent appropriate under the circumstances” does not appear appropriate. Revise or clarify to explain what you mean. Also, we are not able to locate the heading referenced. Please also revise this bullet point so that it corresponds to the proper section of the prospectus supplement.

The Staff’s requested change has been made.  See page 40 of the Base Prospectus.  Please be advised that the reference to “—Mortgage Loans—Mortgage Loan Information in Prospectus Supplement” is to a caption in the Base Prospectus and not the Prospectus Supplement.

Item 16., Exhibits, page II-3

8.	We note that the legal and tax opinions will be filed by amendment. We may have further comment once such opinions are filed.

The legal and tax opinions have been filed with Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc.           David Nass
Greg Walker